# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bakkt Holdings, Inc., CIK 0001820302
CUSIP: 05759B305
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Liberty Plaza, One Liberty St., Ste. 305-306, New York, New York (NY), 10006
Date of event which requires filing of this statement: 01/11/2026
Filed by CIK 0002062543
Persons authorized to receive notices and communications: Akshay Sudhir Naheta, One Liberty Plaza, One Liberty St., Ste. 305-306, New York, New York (NY), 10006, (678) 534-5849

## Reporting persons
- Akshay Sudhir Naheta (CIK 0002062543): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 3,199,732; shared voting power 0; sole dispositive power 3,199,732; shared dispositive power 0; aggregate amount beneficially owned 3,199,732 (11.6% of the class)
  Comment: Row 7, 9 and 11. Comprised of (i) 1,087,151 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Bakkt Holdings, Inc. (the "Issuer"), (ii) options to acquire 1,308,725 shares of Class A Common Stock (the "Reporting Person Options", as further described below) and (iii) 803,856 shares of Class A Common Stock relating to performance-based restricted stock units that vest upon the attainment of stock price metrics (the "PSUs", as further described below). Each share of Class A Common Stock carries one vote per share. Does not include any shares of Class A Common Stock issuable to the Reporting Person pursuant to the Share Purchase Agreement, dated as of January 11, 2026 (the "Share Purchase Agreement"), by and among Bakkt Opco Holdings, LLC, a wholly owned subsidiary of the Issuer, the Issuer, Distributed Technologies Research Global Ltd. ("DTR") and the Reporting Person, which shares have not yet been issued and are subject to the satisfaction or waiver of certain closing conditions.
  
  Row 8 and 10. Pursuant to the Share Purchase Agreement, the Reporting Person has entered into a Voting and Support Agreement (as defined below) with respect to the shares of Class A Common Stock currently owned by him, but such Voting and Support Agreement does not confer shared voting or dispositive power within the meaning of Rule 13d-3.
  
  Row 13. The percentages reported in this Schedule 13D are based upon 27,633,178 shares of Class A Common Stock outstanding comprised of (i) 25,520,597 shares of Class A Common Stock outstanding as of January 13, 2026 (according to the Issuer's transfer agent), (ii) 1,308,725 shares of Class A Common Stock issuable upon the exercise of the Reporting Person Options and (iii) 803,856 shares of Class A Common Stock related to PSUs.
  
  Amendment No. 2 to Schedule 13D
  
  This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the initial Schedule 13D filed by Mr. Akshay Sudhir Naheta with the Securities and Exchange Commission (the "SEC") on November 7, 2025 (the "Original Filing"), as previously amended by Amendment No. 1 to the Original Filing filed by the Reporting Person on November 18, 2025 (the "Amendment No. 1").
  
  This Amendment No. 2 amends and supplements the Original Filing and the Amendment No. 1 as specifically set forth herein and is being filed to report material changes to the information previously disclosed, including the Reporting Person's entry into the Share Purchase Agreement, providing for the issuance of shares of Class A Common Stock to the Reporting Person, subject to the satisfaction or waiver of certain closing conditions. Except as expressly amended hereby or by Amendment No. 1, the Original Filing remains unchanged.
  
  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed as such terms in the Original Filing. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Bakkt Holdings, Inc.
Address of issuer's principal executive offices: One Liberty Plaza, One Liberty St., Ste. 305-306, New York, New York (NY), 10006

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Filing is amended and restated to read as follows:

The Reporting Person is the Chief Executive Officer and a member of the board of directors of the Issuer. The Reporting Person entered into the Share Purchase Agreement in his capacity as the seller of DTR. The transactions contemplated by the Share Purchase Agreement (the "Transactions") are intended to combine the business of DTR with that of the Issuer and to advance the Issuer's strategic objectives.

In connection with the Transactions, the Reporting Person has entered into certain agreements with the Issuer, including a Non-Competition Agreement, an Amended and Restated Registration Rights Agreement, and a Voting and Support Agreement, as further described in Item 6 below.

The completion of the Transactions is subject to, among other things, approval by the Issuer's stockholders and the satisfaction or waiver of other closing conditions. There can be no assurance that the Transactions will be consummated.

Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; tax considerations; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his position as a securityholder of the Issuer and in his positions as a director or executive officer of the Issuer, may engage in discussions with other members of management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; changes in the Issuer's certificate of incorporation or bylaws, agreements, collaborations, joint ventures and other business arrangements between or involving the Reporting Persons and the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Other than as described above or other than as may have arisen in his capacity as a director or executive officer of the Company, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time. To the extent the Reporting Person may be involved in the formulation or approval of such plans or proposals solely in his capacity as a director or executive officer of the Company, the Reporting Person does not expect to disclose such developments of his involvement by amending this Statement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Filing and Amendment No. 1 is amended and supplemented to read as follows:

The Reporting Person is a party to the Share Purchase Agreement, pursuant to which the Issuer has agreed to issue shares of Class A Common Stock to the Reporting Person as consideration for the acquisition of DTR.

In connection with the Share Purchase Agreement, the Reporting Person has entered into the following agreements with the Issuer:

Non-Competition Agreement

Pursuant to the Non-Competition Agreement, dated as of January 11, 2026, by and among the Issuer and the Reporting Person (the "Non-Competition Agreement"), the Reporting Person has agreed, effective at the closing of the Transactions (the "Closing"), to not, without the prior written consent of the Issuer, compete with the business, activities, products or services conducted, authorized, offered, or provided by the Issuer or any of its subsidiaries in the United States, or any other jurisdiction where the Issuer conducts business as of the Closing during a period beginning on the date of the Closing and ending on the first anniversary of the Closing (the "Restricted Period"), or, upon exercise by the Issuer, in the Issuer's sole discretion, a later date that is on or prior to the second anniversary of the Closing (such period, the "Extension Period").

If (i) the Reporting Person's employment is terminated with the Issuer or any subsidiary or affiliate thereof, regardless of whether the Issuer or the Reporting Person initiated the termination of employment, and (ii) the Issuer has elected to extend the Restricted Period into the Extension Period, then after the first anniversary of the Closing, the Issuer shall pay to the Reporting Person monthly compensation for each month of the Extension Period in an amount equal to 100% of the Reporting Person's average monthly base salary from the Issuer during the twelve months immediately preceding such termination.

Amended and Restated Registration Rights Agreement

The Amended and Restated Registration Rights Agreement, dated as of January 11, 2026, by and among the Issuer, DTR, the Reporting Person and the other parties named therein (the "Amended and Restated Registration Rights Agreement") which will be effective at the Closing, amends and restates that certain Registration Rights Agreement dated as of October 15, 2021 (the "Prior RRA"), pursuant to which the Issuer granted Intercontinental Exchange Holdings, Inc. ("ICE") and the other holders party thereto certain registration rights with respect to certain securities of the Issuer. Under the terms of the Amended and Restated Registration Rights Agreement, the Issuer agreed, among other things, to register for resale (a) any Class A Common Stock currently owned by ICE or that may be issued upon exercise of any warrants currently owned by ICE, (b) the shares of Class A Common Stock to be issued in connection with the Transactions as consideration, and (c) any other equity securities of the Issuer issued or issuable to any stockholder with respect to any such share of Class A Common Stock referred to in clauses (a) and (b) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, the "Registrable Securities").

Under the terms of the Amended and Restated Registration Rights Agreement, the Issuer has agreed to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") to register for resale the Registrable Securities within five business days after the date of the Closing. The Issuer has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities. Furthermore, under the Amended and Restated Registration Rights Agreement, the holders of the Registrable Securities have certain customary underwritten offering demand rights and piggyback registration rights. The Issuer has granted certain customary piggyback registration rights and indemnification rights in connection with such registration of Registrable Securities.

Voting and Support Agreement

Pursuant to the Voting and Support Agreement, dated as of January 11, 2026, by and among the Issuer, DTR, and each of the Issuer's directors, executive officers and certain stockholders holding more than five percent of the Issuer's voting securities (collectively, the "Voting and Support Parties"), the Voting and Support Parties agreed to vote their shares of the Issuer's common stock and preferred stock (including those owned beneficially) (collectively, the "Subject Shares"), in favor of the Transactions. The Voting and Support Agreement also contains restrictions on transfer of Subject Shares held by the Voting and Support Parties.

The Voting and Support Agreement will automatically terminate upon the earliest to occur of (a) the Closing, (b) the termination of the Share Purchase Agreement in accordance with its terms, (c) any Parent Board Recommendation Change (as defined in the Share Purchase Agreement) or (d) any amendment or modification of any provision of the Share Purchase Agreement that increases the amount or changes the form of consideration in any material respect.

The Voting and Support Parties together beneficially own shares of the Issuer's common stock representing approximately 36.1% of the Issuer's outstanding shares of common stock.

Cooperation Agreement

In addition, effective upon the closing of the transactions contemplated by the Purchase Agreement, the Cooperation Agreement, dated as of March 19, 2025, as amended, by and between the Issuer and the Reporting Person, will terminate in its entirety.

The foregoing descriptions are qualified in their entirety by reference to the full text of such agreements, which have been filed as exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on January 12, 2026, and are incorporated herein by reference.

Except as described above, the Reporting Person has no material contracts, arrangements, understandings or relationships with respect to the securities of the Issuer other than those previously disclosed in the Original Filing and Amendment No. 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Share Purchase Agreement, dated as of January 11, 2026, by and among Bakkt Opco Holdings, LLC, the Issuer, Distributed Technologies Research Global Ltd. and Akshay Naheta (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on January 12, 2026). URL is: https://www.sec.gov/Archives/edgar/data/d88960d8k.htm/000119312526009830/0001193125-26-009830-index.html

2. Non-Competition Agreement, dated as of January 11, 2026, by and among the Issuer and Akshay Naheta (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on January 12, 2026). URL is: https://www.sec.gov/Archives/edgar/data/d88960d8k.htm/000119312526009830/0001193125-26-009830-index.html

3. Voting and Support Agreement, dated as of January 11, 2026, by and among the Issuer, Distributed Technologies Research Global Ltd. and the persons set forth on the signature page(s) thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on January 12, 2026). URL is: https://www.sec.gov/Archives/edgar/data/d88960d8k.htm/000119312526009830/0001193125-26-009830-index.html

4. Amended and Restated Registration Rights Agreement, dated as of January 11, 2026, by and among the Issuer and each of the other parties named therein (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 001-39544) filed with the SEC on January 12, 2026). URL is: https://www.sec.gov/Archives/edgar/data/d88960d8k.htm/000119312526009830/0001193125-26-009830-index.html

## Signatures
- Akshay Sudhir Naheta: /s/ Akshay Sudhir Naheta, Akshay Sudhir Naheta (01/13/2026)